                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
                                (AMENDMENT NO. 1)
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         BERKSHIRE REALTY COMPANY, INC.
                                (Name of Issuer)
            --------------------------------------------------------
                               BRI ACQUISITION LLC
                         BERKSHIRE REALTY HOLDINGS, L.P.
                         BERKSHIRE REALTY COMPANY, INC.
                                DOUGLAS S. KRUPP
                              APTCO GEN-PAR, L.L.C.
                             APTCO HOLDINGS, L.L.C.

                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)
               --------------------------------------------------
                                   084710 10 2
                      (CUSIP Number of Class of Securities)
               --------------------------------------------------

SCOTT D. SPELFOGEL, ESQ.                  DOUGLAS S. KRUPP
BERKSHIRE REALTY COMPANY, INC.            BERKSHIRE REALTY HOLDINGS, L.P.
ONE BEACON STREET, SUITE 1550             ONE BEACON STREET, SUITE 1500
BOSTON, MASSACHUSETTS  02108              BOSTON, MASSACHUSETTS  02108
(617) 574-8385                            (617) 523-7722

          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

DAVID E. REDLICK, ESQ.                    JAMES M. DUBIN, ESQ.
KENNETH A. HOXSIE, ESQ.                   MICHELE R. JENKINSON, ESQ.
HALE AND DORR LLP                         PAUL, WEISS, RIFKIND, WHARTON &
60 STATE STREET                           GARRISON
BOSTON, MASSACHUSETTS 02109               1285 AVENUE OF THE AMERICAS
(617) 526-6000                            NEW YORK, NEW YORK 10019
                                          (212) 373-3000

ROBERT A. WEIBLE, ESQ.                    GREGORY J. RESSA, ESQ.
SUZANNE K. HANSELMAN, ESQ.                BRIAN M. STADLER, ESQ.
BAKER & HOSTETLER LLP                     SIMPSON THACHER & BARTLETT
NATIONAL CITY CENTER                      425 LEXINGTON AVENUE
SUITE 3200                                NEW YORK, NEW YORK  10017
1900 EAST 9TH STREET                      (212) 455-2000
CLEVELAND, OHIO  44114
(216) 621-0200

ANTHONY J. COLLETTA, ESQ.
GERALD D. SHEPHERD, ESQ.
SULLIVAN & CROMWELL
125 BROAD STREET
NEW YORK, NEW YORK  10004
(212) 558-4000

      This statement is filed in connection with (check the appropriate box):

a.|X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.|_| The filing of a registration statement under the Securities Act of 1933.

c.|_| A tender offer.

d.|_| None of the above.

      Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: |X|

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*                                      Amount of Filing Fee

$536,353,172................................................$107,271
--------------------------------------------------------------------------------

* This amount is based upon a merger involving the cancellation of 37,360,361 shares of Common Stock at $12.25 cash per share and 2,737,000 shares of Preferred Stock at $28.75 per share. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $107,271.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $105,787    Filing Party: Berkshire Realty Company, Inc.

Form or registration No.: Preliminary Schedule 14A     Date Filed: June 23, 1999

              Amendment No. 1 to
              Preliminary Schedule 14A Date Filed: August 17, 1999

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Berkshire Realty Holdings, L.P., a Delaware limited partnership (the "Parent"), BRI Acquisition, LLC, a Delaware limited liability company (the "Acquiror"), Berkshire Realty Company, Inc., a Delaware corporation (the "Company"), Douglas S. Krupp, Aptco Gen-Par, L.L.C., a Delaware limited liability company ("Berkshire GP"), and Aptco Holdings, L.L.C., a Delaware limited liability company ("Berkshire LP"), in connection with the proposed merger of the Acquiror with and into the Company or, alternatively, the merger of the Company with and into the Parent (either such structure is hereinafter referred to as the "Merger"), pursuant to an Agreement and Plan of Merger, dated as of April 13, 1999 (the "Merger Agreement"), by and among the Company, the Parent and the Acquiror.

      Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into $12.25 in cash, and each share of Series 1997-A Convertible Preferred Stock, $.01 par value per share, issued and outstanding immediately prior to the Effective Time, will be converted into $28.75, together with 115% of unpaid accrued dividends, in cash.

      This Amendment No. 1 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a revised proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A

                               Page 2 of 15 Pages
copy of the Proxy Statement is attached hereto as Exhibit 99.1. The following cross reference sheet is being supplied pursuant to General Instruction F to
Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Amendment No. 1 to Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM NUMBER AND CAPTION IN             LOCATION IN THE
SCHEDULE 13E-3                         PROXY STATEMENT
--------------                         ---------------

1.    Issuer and Class of Security
      Subject to the Transaction

      (a)                              "SUMMARY;" and "GENERAL -- The Company"

      (b) COVER PAGE, "SUMMARY -- Voting Securities and Votes Required;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock and Preferred Stock Entitled to Vote"

      (c)                              "COMMON STOCK MARKET PRICE INFORMATION;
                                       DIVIDEND INFORMATION"

      (d)                              "COMMON STOCK MARKET PRICE INFORMATION;
                                       DIVIDEND INFORMATION"

      (e)                              "COMMON STOCK MARKET PRICE INFORMATION;
                                       DIVIDEND INFORMATION"

      (f)                              *

2.    IDENTITY AND BACKGROUND          "SUMMARY;" "GENERAL -- The Parent and the
                                       Acquiror;" "MANAGEMENT OF THE COMPANY;"
                                       "MANAGEMENT OF THE PARENT AND THE
                                       ACQUIROR; GENERAL PARTNERS OF THE
                                       PARENT;" "APPENDIX F;" "APPENDIX G;" AND
                                       "APPENDIX H"

3.    PAST CONTACTS, TRANSACTIONS
      OR NEGOTIATIONS

      (a)(1) "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Interest of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"


                               Page 3 of 15 Pages

ITEM NUMBER AND CAPTION IN             LOCATION IN THE
SCHEDULE 13E-3                         PROXY STATEMENT
--------------                         ---------------

      (a)(2) "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

      (b) "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

4.    TERMS OF THE TRANSACTION

      (a)                              "SUMMARY;" "SPECIAL FACTORS;" and "THE
                                       MERGER"

      (b)                              "SUMMARY;" "SPECIAL FACTORS;" and "THE
                                       MERGER"

5.    PLANS OR PROPOSALS OF THE
      ISSUER OR AFFILIATE

      (a) - (g)                        "SUMMARY -- Partnership Merger;" "SPECIAL
                                       FACTORS -- Purpose and Structure of the
                                       Merger;" "SPECIAL FACTORS -- Interest of
                                       Certain Persons in Matters to be Acted
                                       Upon;" "SPECIAL FACTORS -- Certain
                                       Consequences of the Merger;" "SPECIAL
                                       FACTORS -- Plans for the Company After
                                       the Merger;" "THE MERGER -- The Merger;"
                                       and "THE MERGER -- Financing; Source of
                                       Funds"

6.    SOURCE AND AMOUNT OF FUNDS
      OR OTHER CONSIDERATION

      (a) - (c)                        "SUMMARY -- Fairness Opinions;" "SUMMARY
                                       -- Financing; Source of Funds;" "THE
                                       MERGER -- Financing; Source of Funds;"
                                       and "THE MERGER -- Fees and Expenses"

      (d)                              *


                               Page 4 of 15 Pages

ITEM NUMBER AND CAPTION IN             LOCATION IN THE
SCHEDULE 13E-3                         PROXY STATEMENT
--------------                         ---------------

7.    PURPOSE(S), ALTERNATIVES,
      REASONS AND EFFECTS

      (a) - (c)                        "SUMMARY -- Purpose, Structure and
                                       Effects of the Merger;" "SPECIAL FACTORS
                                       -- Background of the Merger;" "SPECIAL
                                       FACTORS -- Purpose and Structure of the
                                       Merger;" "SPECIAL FACTORS --
                                       Recommendation of the Special Committee
                                       and the Board of Directors; Fairness of
                                       the Merger;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" and "SPECIAL
                                       FACTORS -- Position of the Parent, the
                                       Acquiror and Certain Affiliates"

      (d) "SUMMARY -- Purpose, Structure and Effects of the Merger;" "SUMMARY -- Potential Conflicts of Interest of Officers and Directors of the Company;" "SUMMARY -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Benefits and Detriments to Nonaffiliated
                                       Stockholders;" "SPECIAL FACTORS --
                                       Interests of Certain Persons in the
                                       Merger;" "SPECIAL FACTORS -- Certain
                                       Consequences of the Merger;" "SPECIAL
                                       FACTORS -- Plans for the Company After
                                       the Merger;" "SPECIAL FACTORS -- Material
                                       Federal Tax Consequences;" "SPECIAL
                                       FACTORS -- Accounting Treatment;" and
                                       "THE MERGER"

8.    FAIRNESS OF THE TRANSACTION

      (a) - (f)                        "SUMMARY -- Recommendation of the Board
                                       of Directors and the Special Committee;"
                                       "INFORMATION CONCERNING THE SPECIAL
                                       MEETING -- Vote Required;" "SPECIAL
                                       FACTORS -- Background of the Merger;"
                                       "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS --
                                       Recommendation of the Special Committee
                                       and the Board of Directors; Fairness of
                                       the Merger;" "SPECIAL FACTORS -- Position of the Parent, the Acquiror and Certain
                                       Affiliates;" "SPECIAL FACTORS -- Benefits and Detriments to Nonaffiliated
                                       Stockholders;" "SPECIAL FACTORS --
                                       Opinions of Financial Advisors;" "SPECIAL
                                       FACTORS -- Interests of Certain Persons
                                       in the Merger; "APPENDIX B -- OPINION OF
                                       LAZARD," "APPENDIX C -- OPINION OF
                                       LEHMAN;" and "APPENDIX D -- OPINION OF
                                       PRUDENTIAL SECURITIES"


                               Page 5 of 15 Pages

ITEM NUMBER AND CAPTION IN             LOCATION IN THE
SCHEDULE 13E-3                         PROXY STATEMENT
--------------                         ---------------

9.    REPORTS, OPINIONS, APPRAISALS
      AND CERTAIN NEGOTIATIONS

      (a) - (c)                        "SPECIAL FACTORS -- Background of the
                                       Merger;" "SPECIAL FACTORS --
                                       Recommendation of the Special Committee
                                       and the Board of Directors; Fairness of
                                       the Merger;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "THE
                                       MERGER -- Financing; Source of Funds;"
                                       "ESTIMATED PROCEEDS PER SHARE IN
                                       LIQUIDATION;" "APPENDIX B  -- OPINION OF
                                       LAZARD;" "APPENDIX C --  OPINION OF
                                       LEHMAN;" "APPENDIX D --  OPINION OF
                                       PRUDENTIAL SECURITIES;" "APPENDIX I --
                                       SUMMARY INDEPENDENT APPRAISAL;" and
                                       "APPENDIX J -- SUMMARY PARENT APPRAISAL"

10.   INTEREST IN SECURITIES OF THE
      ISSUER

      (a) "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

      (b)                              "COMMON STOCK MARKET PRICE INFORMATION;
                                       DIVIDEND INFORMATION"

11.   CONTRACTS, ARRANGEMENTS OR       "SUMMARY;" "SPECIAL FACTORS -- Interests
      UNDERSTANDINGS WITH RESPECT      of Certain Persons in Matters to be Acted
      TO THE ISSUER'S SECURITIES       Upon;" "THE MERGER;" and "CERTAIN
                                       RELATIONSHIPS AND TRANSACTIONS"

12.   PRESENT INTENTION AND
      RECOMMENDATION OF CERTAIN
      PERSONS WITH REGARD TO THE
      TRANSACTION

      (a) - (b)                        "SUMMARY;" "INFORMATION CONCERNING THE
                                       SPECIAL MEETING -- Vote Required;"
                                       "SPECIAL FACTORS -- Background of the
                                       Merger;" "SPECIAL FACTORS -- Purpose and
                                       Structure of the Merger;" "SPECIAL
                                       FACTORS -- Recommendation of the Special
                                       Committee and the Board of Directors;
                                       Fairness of the Merger;" and "SPECIAL
                                       FACTORS -- Position of the Parent and the Acquiror"

13.   OTHER PROVISIONS OF THE
      TRANSACTION

      (a)                              "SUMMARY -- Appraisal Rights;" and "THE
                                       MERGER -- Appraisal Rights"

                               Page 6 of 15 Pages

ITEM NUMBER AND CAPTION IN             LOCATION IN THE
SCHEDULE 13E-3                         PROXY STATEMENT
--------------                         ---------------
      (b)                              *

      (c)                              *

14.   FINANCIAL INFORMATION

      (a)                              "SELECTED FINANCIAL DATA OF THE COMPANY;"
                                       and the Consolidated Financial Statements of the Company included in the Proxy Statement

      (b)                              *

15.   PERSONS AND ASSETS EMPLOYED,
      RETAINED OR UTILIZED

      (a) "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Plans for the Company After the Merger;" and "THE MERGER -- Fees and Expenses"

      (b) "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "THE MERGER -- Fees and Expenses;" "APPENDIX B -- OPINION OF LAZARD;" "APPENDIX C -- OPINION OF LEHMAN;" and "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES"

16.   ADDITIONAL INFORMATION           The Proxy Statement, including the
                                       Appendices thereto, and the Exhibits
                                       hereto

17.   MATERIAL TO BE FILED AS EXHIBITS

      (a) - (f)                        Separately filed with this Schedule
                                       13E-3.

      * The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a) The information set forth in "SUMMARY;" and "GENERAL -- The Company" in the Proxy Statement is hereby incorporated herein by reference.

      (b) The information set forth on the Cover Page of the Proxy Statement and in "SUMMARY -- Voting Securities and Vote Required;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock and Preferred Stock Entitled to Vote" in the Proxy Statement is hereby incorporated herein by reference.

      (c) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

                               Page 7 of 15 Pages

      (d) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

      (e) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

      (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13E-3 is being filed by the Company, the Acquiror, the Parent, Douglas S. Krupp, Berkshire GP and Berkshire LP. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "SUMMARY;" "GENERAL -- The Parent and the Acquiror;" "MANAGEMENT OF THE COMPANY;" "MANAGEMENT OF THE PARENT AND THE ACQUIROR; GENERAL PARTNERS OF THE PARENT;" "APPENDIX F;" "APPENDIX G;" and "APPENDIX H" in the Proxy Statement is hereby incorporated herein by reference.

      During the last five years, none of the Acquiror, the Parent, Berkshire GP, Berkshire LP, Douglas S. Krupp, nor any person controlling the Acquiror or the Parent, nor, to the best of their knowledge, any of the persons set forth in "MANAGEMENT OF THE COMPANY" and "MANAGEMENT OF THE PARENT AND THE ACQUIROR; GENERAL PARTNERS OF THE PARENT" in the Proxy Statement has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a) (1) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Interest of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

      (a) (2) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

      (b) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in "SUMMARY;" "SPECIAL FACTORS ;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

      (b) The information set forth in "SUMMARY;" "SPECIAL FACTORS ;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.


                               Page 8 of 15 Pages

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      (a) - (g) The information set forth in "SUMMARY -- Partnership Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" "SPECIAL FACTORS -- Certain Consequences of the Merger;" "THE MERGER -- The Merger;" "SPECIAL FACTORS -- Plans for the Company After the Merger;" and "THE MERGER -- Financing and Source of Funds" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) - (c) The information set forth in "SUMMARY -- Fairness Opinions;" "SUMMARY -- Financing; Source of Funds;" "THE MERGER -- Financing; Source of Funds;" and "THE MERGER -- Fees and Expenses" in the Proxy Statement is hereby incorporated herein by reference.

      (d) Not Applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      (a) - (c) The information set forth in "SUMMARY -- Purpose, Structure and Effects of the Merger;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS --Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" and "SPECIAL FACTORS -- Position of the Parent, the Acquiror and Certain Affiliates" in the Proxy Statement is hereby incorporated herein by reference.

      (d) The information set forth in "SUMMARY -- Purpose, Structure and Effects of the Merger;" "SUMMARY -- Potential Conflicts of Interest of Directors and Officers of the Company;" "SUMMARY -- Federal Income Tax Consequences;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Benefits and Detriments to Nonaffiliated Stockholders;" "SPECIAL FACTORS -- Interests of Certain Persons in the Merger;" "SPECIAL FACTORS -- Certain Consequences of the Merger;" "SPECIAL FACTORS -- Plans for the Company After the Merger;" "SPECIAL FACTORS -- Material Federal Tax Consequences;" "SPECIAL FACTORS -- Accounting Treatment;" and "THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a) - (f) The information set forth in "SUMMARY - Recommendation of the Board of Directors and the Special Committee;" "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Position of the Parent, the Acquiror and Certain Affiliates;" "SPECIAL FACTORS -- Benefits and Detriments to Nonaffiliated Stockholders;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "SPECIAL FACTORS -- Interest of Certain Persons in the Merger;" "APPENDIX B -- OPINION OF LAZARD;" APPENDIX C -- OPINION OF LEHMAN;" and "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

      (a) - (c) The information set forth in "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "THE MERGER -- Financing; Source of Funds;" "ESTIMATED PROCEEDS PER SHARE IN LIQUIDATION;"


                               Page 9 of 15 Pages

"APPENDIX B -- OPINION OF LAZARD;" "APPENDIX C -- OPINION OF LEHMAN;" and "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES;" "APPENDIX I -- SUMMARY INDEPENDENT APPRAISAL;" and "APPENDIX J -- SUMMARY PARENT APPRAISAL" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The information set forth in "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY" in the Proxy Statement is hereby incorporated herein by reference.

      (b) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth in "SUMMARY;" "SPECIAL FACTORS -- Interests of Certain Persons in Matters to be Acted Upon;" "THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a) - (b) The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- Vote Required;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Purpose and Structure of the Merger;" "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger;" and "SPECIAL FACTORS -- Position of the Parent and the Acquiror" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

      (a) The information set forth in "SUMMARY -- Appraisal Rights" and "THE MERGER -- Appraisal Rights" in the Proxy Statement is hereby incorporated herein by reference.

      (b) Not Applicable.

      (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

      (a) The information set forth in "SELECTED FINANCIAL DATA OF THE COMPANY" in the Proxy Statement and the Consolidated Financial Statements of the Company included in the Proxy Statement are hereby incorporated herein by reference.

      (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

      (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "SPECIAL FACTORS -- Background of the Merger;" "SPECIAL FACTORS -- Plans for the Company after the Merger;" and "THE MERGER -- Fees and Expenses" in the Proxy Statement is hereby incorporated by reference.

                               Page 10 of 15 Pages

      (b) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation;" "SPECIAL FACTORS -- Opinions of the Financial Advisors;" "THE MERGER -- Fees and Expenses;" "APPENDIX B - OPINION OF LAZARD;" "APPENDIX C -- OPINION OF LEHMAN;" and "APPENDIX D -- OPINION OF PRUDENTIAL SECURITIES" in the Proxy Statement is hereby incorporated by reference.

ITEM 16. ADDITIONAL INFORMATION.

      The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

      2.1 -- Agreement and Plan of Merger, dated April 13, 1999, among the Company, the Parent and the Acquiror, which is incorporated herein by reference from Appendix A to the Proxy Statement.

      99.1 -- Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

      99.2 -- Letter to Shareholders of the Company from David F. Marshall, President and Chief Executive Officer of the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

      99.3 -- Notice of Special Meeting of the Shareholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

      99.4 -- Fairness opinion, dated April 13, 1999, of Lazard Freres & Co. LLC, financial advisor to the Board of Directors, which is incorporated herein by reference from Appendix B to the Proxy Statement.

      99.5 -- Fairness opinion, dated April 13, 1999 of Lehman Brothers Inc., financial advisor to the Board of Directors, which is incorporated by reference from Appendix C to the Proxy Statement.

      99.6 -- Fairness opinion, dated April 13, 1999, of Prudential Securities Incorporated, financial advisor to the Special Committee, which is incorporated by reference from Appendix D to the Proxy Statement.

      99.7 -- Section 262 of the Delaware General Corporation Law, which is incorporated by reference from Appendix E to the Proxy Statement.

      99.8 -- Debt Commitment Letter, dated April 13, 1999, among the Parent, Whitehall Street Real Estate Limited Partnership XI and Blackstone Real Estate Acquisitions III.*

      99.9 -- Voting Agreement, dated April 13, 1999, between the Company and Douglas Krupp.*

      99.10 -- Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated April 13, 1999, among Whitehall Street Real Estate Limited Partnership XI, WXI/BRH Gen- Par, L.L.C., Stone Street Real Estate Fund 1998, L.P., Bridge Street Real Estate Fund 1998, L.P., Stone Street WXI/BRH Corp., BRE/Berkshire LP L.L.C., BRE/Berkshire GP L.L.C., Aptco Holdings, L.L.C. and Aptco Gen-Par, L.L.C.*

                               Page 11 of 15 Pages

      99.11 -- Letter Agreement, dated April 13, 1999, among the partners of Berkshire Realty Holdings, L.P.*

      99.12 -- Discussion Materials prepared for the Special Committee by Prudential Securities Incorporated dated April 13, 1999.

      99.13 -- Discussion Materials prepared for the Board of Directors by Lazard Freres & Co. LLC dated April 13, 1999.

      99.14 -- Discussion Materials prepared for the Board of Directors by Lehman Brothers Inc. dated April 13, 1999.

      99.15 -- Summary Independent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix I to the Proxy Statement.

      99.16 -- Summary Parent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix J to the Proxy Statement.

      99.17 Commitment Letter dated July 29, 1999 between Reilly Mortgage Group, Inc. and the Parent (the "Freddie Mac Commitment Letter").

      99.18 Certificate Confirmiing Loan Amount, Interest Rate and Payment
            of Fees, delivered pursuant to the Freddie Mac Commitment Letter.
----------
*   Previously Filed


                               Page 12 of 15 Pages

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 13, 1999


                                   BRI ACQUISITION LLC


                                   By /s/DOUGLAS S. KRUPP
                                      ------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory


                                   BERKSHIRE REALTY HOLDINGS, L.P.


                                   By /s/DOUGLAS S. KRUPP
                                      ------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory


                                   BERKSHIRE REALTY COMPANY, INC.


                                   By /s/ DAVID F. MARSHALL
                                      ------------------------------------
                                      DAVID F. MARSHALL
                                      President and Chief Executive Officer


                                  APTCO GEN-PAR, L.L.C.


                                   By /s/DOUGLAS S. KRUPP
                                      ------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory


                                   APTCO HOLDINGS, L.L.C.


                                   By /s/DOUGLAS S. KRUPP
                                      ------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory


                                   DOUGLAS S. KRUPP


                                   By /s/DOUGLAS S. KRUPP
                                      ------------------------------------


                               Page 13 of 15 Pages

                                  EXHIBIT INDEX

        Exhibit
        Number                             Description
        ------                             -----------

         2.1 -- Agreement and Plan of Merger, dated April 13, 1999, among the Company, the Parent and the Acquiror, which is incorporated herein by reference from Appendix A to the Proxy Statement.

         99.1 -- Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.2 -- Letter to Shareholders of the Company from David F. Marshall, President and Chief Executive Officer of the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.3 -- Notice of Special Meeting of the Shareholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

         99.4 -- Fairness opinion, dated April 13, 1999, of Lazard Freres & Co. LLC, financial advisor to the Board of Directors, which is incorporated herein by reference from Appendix B to the Proxy Statement.

         99.5 -- Fairness opinion, dated April 13, 1999 of Lehman Brothers Inc., financial advisor to the Board of Directors, which is incorporated by reference from Appendix C to the Proxy Statement.

         99.6 -- Fairness opinion, dated April 13, 1999, of Prudential Securities Incorporated, financial advisor to the Special Committee, which is incorporated by reference from Appendix D to the Proxy Statement.

         99.7 -- Section 262 of the Delaware General Corporation Law, which is incorporated by reference from Appendix E to the Proxy Statement.

         99.8 -- Debt Commitment Letter, dated April 13, 1999, among the Parent, Whitehall Street Real Estate Limited Partnership XI and Blackstone Real Estate Acquisitions III.*

         99.9 -- Voting Agreement, dated April 13, 1999, between the Company and Douglas Krupp.*

         99.10 -- Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated April 13, 1999, among Whitehall Street Real Estate Limited Partnership XI, WXI/BRH Gen-Par, L.L.C., Stone Street Real Estate Fund 1998, L.P., Bridge Street Real Estate Fund 1998, L.P., Stone Street WXI/BRH Corp., BRE/Berkshire LP L.L.C., BRE/Berkshire GP L.L.C., Aptco Holdings, L.L.C. and Aptco Gen-Par, L.L.C.*

         99.11 -- Letter Agreement, dated April 13, 1999, among the partners of Berkshire Realty Holdings, L.P.*

         99.12 -- Discussion Materials prepared for the Special Committee by Prudential Securities Incorporated dated April 13, 1999.

                               Page 14 of 15 Pages

         99.13 -- Discussion Materials prepared for the Board of Directors by Lazard Freres & Co. LLC dated April 13, 1999.

         99.14 -- Discussion Materials prepared for the Board of Directors by Lehman Brothers Inc. dated April 13, 1999.

         99.15 -- Summary Independent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix I to the Proxy Statement.

         99.16 -- Summary Parent Appraisal prepared by Cushman & Wakefield, Inc., which is incorporated by reference from Appendix J to the Proxy Statement.

         99.17 Commitment Letter dated July 29, 1999 between Reilly Mortgage Group, Inc. and the Parent (the "Freddie Mac Commitment Letter").

         99.18 Certificate Confirming Loan Amount, Interest Rate and Payment of Fees, delivered pursuant to the Freddie Mac Commitment Letter.
----------
*     Previously Filed

                               Page 15 of 15 Pages